AB 6/20

SEC
Mail Processing
Section

MAY 31 2012

Washington DC
403

SEC



12061657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-068640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUTONOMOUS RESEARCH LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FLOOR 2, 11 IRONMONGER LANE
(No. and Street)

LONDON (City) — (State) SE1 3HX, UNITED KINGDOM (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC, Certified Public Accountants and Advisors, P.C.
(Name – *if individual, state last, first, middle name*)

546 Fifth Avenue (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN GRAHAM FIRKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUTONOMOUS RESEARCH LLP, as of 31 MARCH, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

JONATHAN FIRKINS, CHIEF FINANCIAL OFFICER

Title



MRS RAHIMA HENRY

Notary Public

SOLICITOR OF ENGLAND & WALES

INDIVIDUAL REFERENCE: 40378

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Solicitors
Regulation
Authority

Practising Certificate for the year 2011-2012

Under the Solicitors Act 1974

Rahima Henry

is entitled to practise as a solicitor



Antony Townsend
Chief Executive

The independent regulatory body of the Law Society

Practising certificate commencement date 01/11/2011

Replacement date
31/10/2012

SRA number 40378

AUTONOMOUS RESEARCH LLP

FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED MARCH 31, 2012

MSPC
Certified Public
Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

AUTONOMOUS RESEARCH LLP

FINANCIAL STATEMENTS

TABLE OF CONTENTS

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

REPORT OF INDEPENDENT AUDITORS

To the Partners of
Autonomous Research LLP
London, United Kingdom

We have audited the accompanying statements of financial condition of Autonomous Research LLP as of March 31, 2012 and 2011, and the related statements of operations, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financials statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Autonomous Research LLP as of March 31, 2012 and 2011, and the results of their operations and their cash flows for the years then added in conformity with accounting principles generally accepted in the United States.



MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
May 30, 2012

AUTONOMOUS RESEARCH LLP
Statements of Financial Condition
As of March 31, 2012 and 2011
Expressed in UK Pounds Sterling

	March 31	
	2012	**2011**
ASSETS		
Current Assets		
Cash	£ 7,153,960	£ 5,911,253
Trade receivables	1,501,033	1,737,737
Rental deposit	91,242	91,242
Collateral deposits	202,574	200,000
Other receivables	27,554	31,365
Prepayments and accrued income	1,092,929	1,132,951
Total Current Assets	10,069,292	9,104,548
Property and equipment (note 3)	171,020	182,360
Capitalised software development costs (note 4)	17,006	37,549
Total Assets	£ 10,257,318	£ 9,324,457
LIABILITIES		
Current Liabilities		
Trade payables	116,289	140,263
Sales taxes and social security costs	23,200	18,214
Accruals and deferred income	622,791	512,738
Total Current Liabilities	762,280	671,215
Partners' capital subject to mandatory redemption		
Partners' capital	1,397,835	1,395,810
Partners' accounts	956,190	1,221,045
Unallocated earnings	7,141,013	6,036,387
Total Partners' capital subject to mandatory redemption	9,495,038	8,653,242
TOTAL LIABILITIES	£ 10,257,318	£ 9,324,457

The accompanying notes are an integral part of these financial statements.

AUTONOMOUS RESEARCH LLP
Statements of Operations
For the Years Ended March 31, 2012 and 2011
Expressed in UK Pounds Sterling

	March 31	
	2012	**2011**
Revenues		
Commission Sharing Agreements	£ 10,714,192	£ 11,939,561
Direct commissions	7,150,540	1,939,718
Other revenues	-	382,742
Total Revenues	17,864,732	14,262,021
Expenses		
Trading costs	1,257,647	306,612
Compensation and employee benefits	1,209,662	698,365
Accommodation expenses	170,435	152,108
Travel and entertainment	438,410	318,019
Information technology	155,422	73,252
Selling, general and administration	753,302	575,047
Charitable donations (note 5)	227,500	182,861
Investment data costs	576,962	459,316
Bad and doubtful debts	-	36,916
Depreciation	105,052	71,840
Amortisation of capitalised software	20,543	19,036
Foreign exchange loss	104,662	93,999
Total Expenses	5,019,597	2,987,371
Other (Income) Expense		
Interest expense	7,900	14,943
Interest income	(9,031)	(840)
Total Other (Income) Expense	(1,131)	14,103
Net Income Allocable to Partners	12,846,266	11,260,547
Allocable to Partners	(12,846,266)	(11,260,547)
Net Income	£ -	£ -

The accompanying notes are an integral part of these financial statements.

AUTONOMOUS RESEARCH LLP
Statements of Partners' Capital Subject to Mandatory Redemption
For The Years Ended March 31, 2012 and 2011
Expressed in UK Pounds Sterling

	Partners' capital	Partners' accounts	Unallocated earnings	Total
Balance, April 1, 2010	£ 62,010	£ 1,537,845	£ 3,564,455	£ 5,164,310
Capital contributions	1,333,800	-	-	1,333,800
Repayment of Partners' advances	-	(383,468)	-	(383,468)
Net income allocable to Partners	-	-	11,260,547	11,260,547
Income allocations	-	8,788,615	(8,788,615)	-
Drawings	-	(8,721,947)	-	(8,721,947)
Balance, March 31, 2011	1,395,810	1,221,045	6,036,387	8,653,242
Capital contributions	2,025	-	-	2,025
Repayment of Partners' advances	-	(378,152)	-	(378,152)
Net income allocable to Partners	-	-	12,846,266	12,846,266
Income allocations	-	11,741,640	(11,741,640)	-
Drawings	-	(11,628,343)	-	(11,628,343)
Balance, March 31, 2012	£ 1,397,835	£ 956,190	£ 7,141,013	£ 9,495,038

The accompanying notes are an integral part of these financial statements

AUTONOMOUS RESEARCH LLP
Statements of Cash Flow
For the Years Ended March 31, 2012 and 2011
Expressed in UK Pounds Sterling

	Year ended March 31, 2012	Year ended March 31, 2011
Cash Flows from Operating Activities		
Net Income Allocable to Partners	£ 12,846,266	£ 11,260,547
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	105,052	71,840
Amortisation	20,543	19,036
Changes in Operating Assets and Liabilities (Increase) Decrease in:		
Trade receivables	236,704	(1,145,283)
Collateral deposits	(2,574)	(200,000)
Other receivables	3,811	(28,872)
Prepayments and accrued income	40,022	279,500
Trade payables	(23,974)	49,862
Sales taxes and social security costs	4,986	(149,763)
Accruals and deferred income	110,053	191,099
Net Cash Provided by Operating Activities	13,340,889	10,347,966
Cash from Investing Activities		
Purchase of property and equipment	(93,712)	(100,219)
Capitalised software costs	-	(34,390)
Net Cash used in Investing Activities	(93,712)	(134,609)
Transactions with Partners:		
Capital contributions	2,025	1,333,800
Repayment of members' advances	(378,152)	(383,468)
Drawings	(11,628,343)	(8,721,947)
Net Cash used in Transactions with Members	(12,004,470)	(7,771,615)
Net Increase in Cash	1,242,707	2,441,742
Cash and Cash Equivalents, Beginning the Year	5,911,253	3,469,511
Cash and Cash Equivalents, End of Year	£ 7,153,960	£ 5,911,253
Cash Paid for Interest	7,900	14,943
Cash Paid for Income Taxes	-	-

The accompanying notes are an integral part of these financial statements

AUTONOMOUS RESEARCH LLP
NOTES TO THE FINANCIAL STATEMENTS

1. THE PARTNERSHIP AND BASIS OF PRESENTATION

Autonomous Research LLP ("Autonomous") was incorporated as a Limited Liability Partnership in the United Kingdom on March 12, 2009. Autonomous is authorised and regulated by the Financial Services Authority.

Autonomous is an independent research firm providing investment research on the banking and insurance sector to institutional investors. The equity research team provides in-depth coverage on the leading banks and insurers across Europe. Our coverage universe includes banks, life assurers, property and casualty companies and reinsurers in the Eurozone, United Kingdom, Switzerland, Scandinavia plus banks in Russia, Turkey and Central Europe. In addition to stock-specific analysis, the team is very experienced in generating value-added thematic research. Moreover, as a partnership we are all focused upon teamwork – both across sectors and across asset classes. We believe that this enables us to deliver unique investment insights and help our clients out-perform. We believe we are unique at Autonomous in fully integrating our credit and equity research on European financial companies. We provide a credit strategist product for our clients, which directly links in to our equity stock selections. In addition, Autonomous provides credit opinions on the credit default swaps of leading European banks and insurers. Our sales team is committed to providing a combination of pertinent newsflow and actionable ideas alongside a high quality agency execution capability. Our specialist sales team provide additional value for clients in the form of market context and a deep understanding of both investor positioning and technical factors.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The financial statements reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition – Commissions and fees are derived primarily from (1) commission sharing arrangements ("CSA") with institutional customers, and (2) direct commissions charged for trade execution services.

CSA commissions are recognised when all of the following criteria are met: (1) persuasive evidence of a legally binding agreement with a customer exists; (2) delivery has occurred, as evidenced by confirmation from the payer or executing broker; (3) the commissions are deemed determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

Direct commissions are recognised when earned on a trade date basis.

Cash and cash equivalents – Autonomous considers all unrestricted deposits and highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

Accounts receivable and credit risk – Accounts receivable consist of amounts receivable on open transactions from customers and clearing organisations, commissions and fees earned and receivables billed for research services, net of an allowance for doubtful accounts. Autonomous conducts on-going evaluations of its customers and generally does not require collateral or other security from customers.

Property and equipment – Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for equipment sold, retired or otherwise disposed of are relieved from the accounts, and resulting gains and losses are reflected in income. Depreciation is calculated using the straight–line method over the estimated useful lives of the property and equipment and over the remaining lease term for leasehold improvements.

Capitalised software development costs –Software development costs are capitalised when the technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalised software costs are amortised using the straight line method over a three year period beginning when the product is available for general release to customers.

Impairment of long-lived assets –Long-lived assets are reviewed for impairment whenever events or circumstance indicate the carrying amount may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the carrying value of the related assets or group of assets, a loss is recognised for the difference between the fair value and the carrying value of the related asset or group of assets. No impairments were recognised in 2012 and 2011.

Foreign currency translation – Transactions denominated in foreign currencies are translated into UK Pounds Sterling at the rate of exchange applying on the date of transaction. Liabilities and current assets denominated in foreign currencies are re- translated at year-end spot foreign exchange rates. Gains or losses on foreign currency transactions are included in general and administrative expenses in the statements of operations.

Income taxes – Income taxes have not been provided for in the financial statements since Autonomous is organised as a Limited Liability Partnership and each partner is liable for his own tax payments.

Partners' Capital Subject to Mandatory Redemption – Financial Accounting Standards Board Codification Topic No. 480 *Distinguishing Liabilities from Equity* established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. Under the provisions of topic 480, the obligation to redeem a partner's capital in the event of a partner's retirement or death is one of the criteria requiring capital to be classified as a liability.

AUTONOMOUS RESEARCH LLP
NOTES TO THE FINANCIAL STATEMENTS

3. PROPERY AND EQUIPMENT

The following is a summary of property and equipment at March 31.

	2012	2011	Estimated lives
Office furniture and equipment	283,265	189,553	Three years
Leasehold improvements	105,253	105,253	Lower of five years or remaining term of lease
	388,518	294,806	
Less accumulated depreciation	(217,498)	(112,446)	
	£ 171,020	£ 182,360	

Depreciation expense is computed over the shorter of the estimated economic lives or lease periods using the straight-line method. Deprecation expense for the two years ended March 31, 2012 was £ 105,052 and £71,840.

4. CAPITALISED SOFTWARE

The following is a summary of capitalised software costs at March 31

	2012	2011
Cost	61,630	61,630
Less: Accumulated Amortisation	(44,624)	(24,081)
	£ 17,006	37,549

Amortisation expense for the two years ended March 31, 2012 was £ 20,543 and £19,036.

5. RELATED PARTY TRANSACTIONS

Autonomous allocates part of its annual profits to charitable causes. The funds are administered by the Autonomous Research Chartiable Trust ("ARCT"), an independent charity registered in the United Kingdom.

6. COMMITMENTS AND CONTINGENCIES

At March 31, 2012, minimum future annual rentals under operating leases for office accommodation are as follows:

Year ending March 31,

2013	108,216
2014	36,072
	£ 144,288

Rent expense in the two years ended March 31, 2012 was £ 114,411 and £ 98,929.

At 31 March 2012 the Partnership had the following currency forward contracts in place:

- Selling US$500,000 at a £:$ exchange rate of 1.5910 on 30 April 2012
- Selling US$500,000 at a £:$ exchange rate of 1.5906 on 31 May 2012
- Selling US$500,000 at a £:$ exchange rate of 1.5903 on 29 June 2012

Autonomous is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings related to regulatory matters. Such matters are subject to many uncertainties and outcomes that are not predictable. At the current time, Autonomous does not believe that any of these matters will have a material adverse effect on its financial position or future results of operations.

7. REGULATORY CAPITAL REQUIREMENTS

Autonomous is regulated by the Financial Services Authority as limited licence firm and as such its capital requirements are the greater of:

- Its base capital requirement of £41,667; or
- The sum of its market and credit risk requirements; or
- Its fixed overhead requirement

At March 31, 2012 the Tier 1 capital for regulatory purposes amounted to £2,014,000 (2011 £2,617,000).

Autonomous is also regulated as a broker-dealer by FINRA. As at 31/03/12, the Required Net Capital of the firm was $98,255 and its Excess Net Capital was $13,375,280.

AUTONOMOUS RESEARCH LLP
NOTES TO THE FINANCIAL STATEMENTS

7. REGULATORY CAPITAL REQUIREMENTS [Continued]

At March 31, 2012, the firm's Computation of Net Capital, pursuant to Net Capital Rule 15c3-1 is detailed below:

	2012 $	2012 $
Net Worth		**14,918,444**
Less Non-Allowable Assets		
Fixed Assets	300,484	
Prepayments	291,593	
Accounts Receivable	68,767	
Rental Deposit	145,813	
Other Debtors	38,565	
Employee Loans	5,470	
		850,693
Current Capital		**13,473,535**
Less Haircuts		
Foreign Currency		594,216
Net Capital		**13,473,535**
Required Net Capital		**98,255**
Excess Net Capital		**13,375,280**
Aggregate Indebtedness		
Accrued Expenses	598,935	
Trade Accounts Payable	215862	
Deferred Income	396,347	
Loan Accounts	225,556	
Other Creditors	37,132	
		1,473,832
Aggregate Indebtedness to Net Capital		**10.94%**

There is no material difference between this computation and the Company's corresponding computation included in the unaudited Focus Report Part II A Filing as of March 31, 2012.

8. SUBSEQUENT EVENTS

Autonomous evaluated all events and transactions that occurred after March 31, 2012 through May 30, 2012, the date the financial statements were available to be issued.

9. SUPPLEMENTAL NOTES

For the period 1 April 2011 through 31 March 2012, there were no liabilities subordinated to claim of creditors.

With respect to the formula for Determination of the Reserve Requirement for Brokers and Dealers under SEC Rule 15c3, Autonomous Research LLP is entitled to an exemption from this rule because all customer transactions are cleared through another broker dealer (BNP Paribas Securities Corp) on a fully disclosed basis.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners of
Autonomous Research LLP
London, United Kingdom

In planning and performing our audit of the financial statements of Autonomous Research LLP, (the "Company") as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 and

2. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the partner, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.



MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
May 30, 2012

REPORT OF INDEPENDENT AUDITORS ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners of
Autonomous Research LLP
London, United Kingdom

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Autonomous Research LLP (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
May 30, 2012